Playmaker Recruiting LLC

Consolidated Financial Statements (Unaudited)

Jan 1st 2020 - Dec 31st 2020

Playmaker Recruiting 2020 Income Statement

Jan 1st 2020 - Dec 31st 2020

Revenue

Subscription Revenue	$	-
Maintenace Fees	$	-
Analytics Package Sales	$	-
Total	**$**	**-**

Expenses

Employee Expenses	$	74,647.50
Software Subscriptions	$	65.54
Sales and Marketing	$	764.15
Travel Expenses	$	-
Legal/Bank Fees	$	344.10
Office Supplies	$	25.98
Consulting Fees	$	2,750.00
Total	**$**	**78,597.27**

Operating Income	**$**	**(78,597.27)**

Playmaker Recruiting 2020 Balance Sheet

as of 12/31/2020

Current Assets

Cash	$	460.25
Accounts Recievable	$	-
Total Assets	**$**	**460.25**

Current Liabilities

Accounts Payable	$	4,000.00
Loan from Shareholders	$	19,026.38
Total Liabilities	**$**	**23,026.38**

Stockholders Equity

Stockholder Contributed Capital		$	53,500.00
Chase Account Credit	$ 200.00		
EIDL - forgiven		$	4,000.00
Retained Earnings		$	(80,066.13)
Total Stockholders Equity		**$**	**(22,566.13)**
Total L&SE		**$**	**460.25**

Playmaker Recruiting 2020 Cash Flow Statement

Jan 1st 2020 - Dec 31st 2020 **2020**

Cash From Operations

Net Income (Loss)	$	(78,597.27)
Change in Prepaid Expenses	$	-
Change in Payables	$	23,076.38
Net Cash Flow from operations	**$**	**(55,520.89)**

Cash From Financing

EIDL - forgiven	$	4,000.00
Shareholder Equity Contributions	$	53,450.00
Net Cashflow from Financing	**$**	**57,450.00**

Cash at Beginning	**$**	**(1,468.86)**
Net Cash Increase / Decrease	**$**	**1,929.11**
Cash at End of Period	**$**	**460.25**

Playmaker Recruiting Cap Table

as of 12/31/2020

Name	Shares	% Active shares
Joseph Fischer	650000	87%
Noah Menikoff	100000	13%
	750000	100%

Playmaker Recruiting Statement of Shareholders Equity

	Common Stock		Retained Earnings		Total	
	# Shares	Total Paid				
Beginning Balance Jan 28th 2020	$ -	$ -	$ -		$ -	
Contributions	$ 650,000.00	$ 53,500.00			$ 53,500.00	
Other Comprehensive Gain/Loss	$ -	$ -	$ 4,000.00	EIDL	$ 4,000.00	
			$ (1,468.86)	Prev Year Recog	$ (1,468.86)	
Net Income			$ (78,597.27)		$ (78,597.27)	
Ending Balance Dec 31st	$ 650,000.00	$ 53,500.00	$ (76,066.13)	$ -	$ (22,566.13)	

ORGANIZATION AND PURPOSE

Playmaker Recruiting LLC (the "Company"), is a Limited Liabiliy corporation organized under the laws of the State of Texas. The Company operates a SaaS platform and derives revenue from Subscriptions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred. Any expenses that have been delayed or credited are recognized when these events occour.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2019 and December 31, 2018, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing, in addition to any Filings for reports to state or federal authorities.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.